UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026.

Commission File Number: 001-39530

MindWalk Holdings Corp.

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is furnished (not filed) with the United States Securities and Exchange Commission pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). MindWalk Holdings Corp. (the “Company”) submits this report voluntarily to provide U.S. market participants with visibility into transactions reported on Canada’s System for Electronic Disclosure by Insiders (“SEDI”) during the week ended March 21, 2026.

The Company is exempt from Section 16 of the Exchange Act including Form 4 requirements pursuant to the Order Granting Directors and Officers of Certain Foreign Private Issuers an Exemption from Filing requirements of Section 16(a) of the Exchange Act dated March 5, 2026. This submission is not intended to comply with the requirements of Section 16 of the Exchange Act and the information is not the same as submissions made in accordance with Section 16 of the Exchange Act.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated March 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINDWALK HOLDINGS CORP.
Date: March 23, 2026

	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	President and Chief Executive Officer